Mail Stop 3561

March 1, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Philippe Calavia
Vice President – Finance
45, rue de Paris 95747
Roissy-CDG Cedex, France

      Re: **Air France - KLM**
               Form 20-F for the year ended March 31, 2006
               Filed July 19, 2006
               File No. 001-32139

Dear Mr. Calavia:

      We have reviewed your response letter dated February 23, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (15) business days.

<u>Form 20-F for the year ended March 31, 2006</u>

<u>Consolidated Statements of Changes in Stockholders' Equity, page F-6</u>

1. We note from your response to our prior comment 4 that no IFRS or US GAAP literature specifically addresses such transaction and you determined the accounting treatment based on the facts and circumstances of the transaction. It appears to us, however, that because the employees ultimately ended up with shares of stock, in exchange for a reduced salary, they are in effect receiving compensation in the shares of stock issued to them by your principal shareholder. Furthermore, since the shares are being granted to the employees by your principal shareholder, we believe the treatment used for this transaction for US GAAP and IFRS purposes should be as "compensation expense" pursuant to the guidance in paragraph 11 of SFAS No. 123R, SAB Topic 5:T, and paragraph 3 of IFRS 2. We believe that once the shares of stock are issued to the employees, the fair value of such shares should be recorded as compensation expense for both IFRS and US GAAP purposes. Please revise to record the fair value of the shares of stock issued to the employees as compensation expense for both IFRS and US GAAP purposes.

Note 10. Other non-current income and expenses, page F-33

2. We have reviewed your responses to our prior comments number 3 and 4 but continue to have concern regarding the accounting treatment used with respect to the transaction in which the Company exchanged its interest for Amadeus GTD for an interest in WAM Acquisition S.A and recognized a substantial gain. Please address the following matters with respect to this transaction:

    Your response dated January 12, 2007 regarding our prior comment number 9 indicates that a group of private equity investors completed a leveraged buy-out transaction of Amadeus in which they took control of Amadeus. We also note that following this transaction, the Company holds a 23% interest in WAM, the same level of interest previously held in Amadeus. Please tell us all of the significant terms of the transaction that comprised the leveraged buyout transaction. As part of your response, please indicate the nature and carrying amount of the interest in Amadeus relinquished, and the estimated fair value of the interest in Amadeus relinquished. Also, please indicate the <u>nature and amount of any cash consideration</u> received and paid in connection with this transaction, in addition to the equity investment of Euro 129 million and the shareholder loan of Euro 67 million to be provided by the Company as a result of the transaction.

    Your response date January 12, 2007 also indicates that based on the leveraged buy-out transaction, the fair value of the Company's stake in Amadeus was estimated at Euro 1,022 million. Please explain <u>in detail</u> how you calculated or determined this Euro 1,022 fair value estimate for your investment in Amadeus. Also, in your response to our prior comment number 9, you included the computation of the gain recognized under both IFRS and US GAAP. In this computation, you reflect a "contribution received" of Euro 1,022 for both IFRS and US GAAP purposes. Please tell us and nature and amounts of the consideration included in this "contribution received". If any of this contribution received was non-cash in nature, explain how you determined the fair value of any non-cash consideration. If this amount was received entirely in cash, please state this in your response.

In addition, your response to prior comment number 3 indicates that the investors economic interest in the investee was essentially the same before and after the transaction, and the investee represented the same business as before, only more leveraged. As a result, we do not understand the Company's rationale for ceasing to recognize its proportionate share of WAM's earnings in its financial statements following the completion of the transaction, pursuant to paragraph 19(i) of APB 18, since prior to the transaction, the Company did recognize it's equity in the earnings of Amadeus. Although paragraph 19(i) of APB 18 indicates that recognition of losses should be discontinued when an investor's investment in an equity method investment is reduced to zero and the investor has no obligation to provide further support or funding to the investee, or has not otherwise guaranteed the investee's obligations, this provision is meant to prevent recognition of obligations that do not meet the conditions for liability recognition outlined in paragraphs 35 and 36 of Concept Statement No. 6, and does not appear to be applicable to earnings of an equity method investee, in situations where the investment has been reduced to zero as a result of a distribution. Also, under paragraph 19(i) of APB 18, the investor should only begin to resume recognition of equity method earnings once its share of net income equals the share of net losses not recognized during the period that the equity method was suspended. In the Company's situation, it has no suspended losses in WAM, and therefore, we believe the equity method should continue to be applied following the leveraged buyout transaction.   Please tell us whether WAM has had earnings or losses following the leveraged buyout transaction and tell us the amount of the net earnings or losses recognized by WAM following this transaction.

Furthermore, please explain why the Company has not included audited financial statements for WAM in the Company's Annual Report on Form 20-F pursuant to the requirements of Rule 3-09 of Regulation S-X. Please note that the Euro 504 million gain recognized for the dividend in excess of the investment in the WAM transaction, represents the Company's equity in the earnings of WAM, and should be considered in determining if financial statements are required for WAM. If you do not believe audited financial statements are required for WAM, please provide us with any computations prepared in support of your conclusion that audited financial statements for WAM are not required for its most recent fiscal year.

<u>Note 28. Provisions and retirement benefit, page F-56</u>

3. We note from your response to our prior comment 5 that you have included a reconciliation of the liability amount in Note 28 to the Euros 96 million "Risks and Contingencies" amount that was recorded in the income statement. However, we do not believe that your reconciliation clearly shows why Euros 136 million were recorded as a new provision to the liability account for the restitution of aircraft, but the expense related to restitution of aircraft was only Euros 66 million for the year ended March 31, 2006. In this regard, we would expect that the "use of provision" line item on your reconciliation of Euro 112 million only affects the liability account and does not affect the expense recorded. Please clearly explain to us the amounts that were recorded in the provision expense line item related to restitution of aircraft for the year ended March 31, 2006. Your response should begin with the Euros 136 million new provision presumably recorded as expense and then outline any adjustments made to that expense during the year ended March 31, 2006 to arrive at the Euro 66 million of expense.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief